Mail Stop 3561

      July 6, 2005

Richard D. Dole
Chief Executive Officer and President
Petrosearch Energy Corporation
4801 Woodway, Suite 300E
Houston, TX 77056

      Re:	Petrosearch Energy Corporation
      Registration Statement on Form SB-2
      Filed June 6, 2005
		File No. 333-125539

Dear Mr. Dole:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In several places in your prospectus you use terms that are industry specific jargon. For example, you use the terms: farm agreements, workover wells, upstream, choke, Hosster gas test, MMcfd and Bcf. Please revise to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.



Prospectus Cover Page
2. Please include, either on your cover page or in your summary the complete mailing address and telephone number of your principle executive offices. Refer to Item 503(b) of Regulation S-B. Prospectus Summary, page 1
3. We note here and other places in your prospectus your use of parenthetical phrases. The meanings of these terms are clear from their context. For example, you define Maverick Drilling Company as
("Maverick") on page 4, the credit facility provided by Fortuna, L.P.
as (the "Fortuna Credit Facility") on page 6 and the Securities and
Exchange Commission as (the "SEC") on page 15. Parenthetical definitions such as these are unnecessary. Please delete these and all other parenthetical definitions from your prospectus. See Rule
421(c) of Regulation C.
4. Revise to clarify that the summary highlights "material" rather than "selected" information.

Risk Factors, page 2
5. In general, descriptions of risks that describe circumstances that
could apply equally to other businesses that are similarly
situated
are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the
purchasers
in this offering. For example, we note that the following risk factors appear to contain generic disclosures:
* Our approach to title assurance... page 5
* We may experience potential fluctuations... page 6
* We may issue additional shares of common stock...page 8
* Expansion of our exploration program will require capital ...
page
8
* Our directors and officers have limited...page 9

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Our limited history makes an evaluation of us and our future extremely difficult, and profits are not assured, page 2
6. Please revise this risk factor to get to the risk as quickly as possible and provide only enough detail to place the risk in context.
The actual risk you are trying to convey does not stand out from the details you provide.


We may have conflicts of interest with key personnel, page 4
7. Eliminate the disclosure indicating that you believe the prices with related parties have been competitive since it mitigates the point of the risk.

We are dependent on key personnel, page 5
8. Identify the key personnel upon whom you depend. Also expand to make this risk more specific to your company and explain why you face this risk. For example are any key personnel nearing retirement?
As
drafted this risk factor is generic.

Potential use of hedging arrangements could result in financial losses or reduce our income, page 5
9. If you do not engage in hedging transactions and do not have plans to engage in hedging transactions, then this is not a risk factor applicable to you. Please revise or delete this risk factor.
We have a "Right of First Refusal" agreement with Rock Energy
Partners..., page 6
10. Please revise to present this risk in more concrete terms. Your present discussion is confusing to a reader who is not familiar with your industry or with your relationship with Rock Energy Partners.

Oil and Gas Properties Are Subject to Unanticipated Depletion,
page
11
11. This appears to be a generic risk factor that is common to all companies in the industry. Please revise this risk factor to include facts such as the faster than anticipated depletion of your well in
North Dakota and the effects it has had on your results.

There is Uncertainty in Estimating Oil and Gas Reserves, page 12
12. Proved reserves are those reserves that the engineering and geological data indicate are reasonably certain of being recovered
under current conditions.   The wording of this risk factor
implies
more uncertainty than should be attributed to proved reserves. Please revise this risk factor to not imply that you have anything less than reasonable certainty of recovering the volumes you disclose as proved. If necessary, revise your proved reserves down to the point where you are reasonably certain of recovering those volumes of reserves. Specifically, it now appears that the well in North Dakota will produce less reserves than estimated as of December 31, 2004 and reserves adjusted accordingly.




The Business, page 16
13. To the extent material, please expand your disclosure to include the competitive business conditions you face and the cost and effect of compliance with environmental laws.
14. Also, please revise your disclosure to include a discussion of your reliance upon a small number of customers. We note that you have three customers with one customer accounts for 66 percent of your revenues. Please include the identity of your customers and file as exhibits any contracts you may have with them.

Business Plan, page 17
15. You state that you have identified more than 100 prospects that you intend to drill, subject to completion of acreage acquisition and further technical due diligence. This appears to be a speculative statement that without more support should be removed from the filing. Since you have not acquired the rights to the land, nor performed the due diligence, it appears inappropriate to report to investors that you intend to drill wells on that land.

Corporate Financing, page 18
16. Please provide greater detail concerning the after-payout back-in interest of the subsidiary presidents. As drafted, this obligation is confusing.
17. Also, disclose the status of your borrowings under your revolving credit agreement.

Management`s Discussion and Analysis and Plan of Operations, page
25
18. Please note that Item 303(b)(1)(i) of Regulation S-B requires, as applicable, a discussion of any known trends, or uncertainties that are reasonably likely to have a material effect on the company`s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. For example, the likely trend in oil prices. Please revise to discuss any known trends or uncertainties. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350.

19. Please revise your disclosures to include a section discussing estimates and assumptions involved in the application of GAAP that have a material impact on reported financial condition and operating performance and on the comparability of such reported information over different reporting periods. Per Item 303(b)(1)(i) of Regulation S-B, you should address material implications of uncertainties associated with the methods, assumptions, and estimates underlying the company`s critical accounting measurements. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in your Management`s Discussion and Analysis should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Item V of Release Nos. 33-8350/34-
48960.  For each critical accounting policy:

* Discuss why management believes the accounting policy is critical;
* Discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future;
* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Results of Operations, page 25

For the Year Ended December 31, 2004 Compared to the Year Ended
December 31, 2003, page 25

20. Enhance your discussions of the changes in financial statement line items to provide a more thoughtful and qualitative discussion and analysis of the reasons for the changes. For example, expand on the change in revenues for the fiscal 2004 as compared to fiscal 2003. Your analysis simply states the revenues from the statement of operations with very little analysis except to say that the increase in sales was due to the number of months of production. Consider adding financial indicators such as number of wells in production and revenue per well to analytically explain the increase in revenues. Similarly, for depletion, depreciation and amortization expense, consider explaining the increase in depletion expense using depletion expense per bbl produced. In general, when explaining the increase in line items, include business reasons for the change and quantify to the extent possible. See Item 303(b)(1) of Regulation S-B.

Lease Operating and Production Tax Expense, page 26
21. Production costs should also include the element of overhead that applies to the management of individual leases and wells. You appear to be utilizing consultants and vendors for much of the work an in-house staff would be performing. Overhead costs such as recompletion evaluation, production engineering and other costs as necessary should be allocated to production costs to the appropriate individual oil and gas properties. Refer to paragraph 27 of FAS 69. Please revise your costs as necessary.

For the Quarter Ended March 31, 2005 Compared to the Quarter Ended March 31, 2004, page 27

22. We note that consolidated oil and production revenue and net income decreased significantly for the quarter ended March 31, 2005 compared to the quarter ended March 31, 2004 due primarily to decreased production from your North Dakota well. Please disclose if this decrease in production and revenues represents a trend that is reasonably expected to have a material impact on net sales or net income in the future. See Item 303(b)(1)(iv) of Regulation S-B.

Plan of Operation, page 30
Current Projects, page 30
23. Regarding the project in Williston Basin, North Dakota. Although you have disclosed the decline in production subsequent to December
31, 2004, as this is your largest property, you should also disclose the drop in developed producing reserves brought on by this unanticipated depletion. Please revise your document accordingly.
24. Regarding the Colorado County, Texas project. Please remove the probable and possible reserve estimates of 39 BCF of natural gas. Only proved reserves may be disclosed in filings with the SEC.
25. Regarding the Jefferson County, Mississippi project. Please remove the probable and possible reserve estimates of 76 BCF of natural gas per 640 acre unit. Only proved reserves may be disclosed in filings with the SEC.

  Directors, Executive Officers, Promoters and Control Persons,
page
34
26. Item 401(a)(4) of Regulation S-B requires that you provide a brief description of your officers and directors business experience during the last five years. We note that in the description of the background of the directors and officers that there is no specific disclosure about Mr. Noble for the years prior to 2003 and about Mr.
Majeres for the years prior to 2004.  Please revise or advise.
27. We note the non-interest bearing loan to Mr. Simmons. Please include in your disclosure the business reason for this loan.
28. Also, please include in your disclosure the nature of the consulting services provided by Mr. Agranoff.
Certain Relationships and Related Party Transactions, page 44
29. Disclose the amount paid to Maverick Drilling Company.

Selling Stockholder, page 44
30. For each selling stockholder, please disclose how they acquired their shares for resale.

31. Is any selling stockholder a broker-dealer? If so, identify that stockholder as an underwriter.
32. For each selling stockholder that is an affiliate of a broker-dealer, disclose if true:

a. The seller purchased the securities to be resold in the ordinary course of business; and

b. At the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

Alternatively, disclose that the stockholder is an underwriter.
We
may have additional comments upon review of your response.
33. We note that for several of your selling stockholders you do not disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held. For example, we note that you have not provided this information for North Sound Legacy Institutional Fund LLC, North Sound Legacy International Ltd., Corsair Capital Partners, L.P. and GLC North America Opportunity. Please provide this information for each selling stockholder. See Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual.

Plan of Distribution, page 49
34. Please confirm that you have informed the selling stockholders of their duties and obligations pursuant to Regulation M, specifically
Rule 102, with respect to the distribution of the securities being registered pursuant to the registration statement. In addition, please confirm that any prospective "distribution participant," as this term is defined under Regulation M, will be informed of their duties and obligations. Pursuant to Rule 461(b)(7), we will take into consideration your response in granting acceleration of effectiveness of the registration statement.
35. We note your disclosure regarding hedging transactions.
Please
be advised that short sales of common stock "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time the sale is made and, prior to effectiveness, this would constitute a violation of Section 5. Please confirm your understanding.

Description of Securities, page 50
36. Please remove the statement that your description "does not purport to be complete."
37. You state that the outstanding shares of common stock are fully paid and non-assessable. This is a legal conclusion that only your counsel may make. Please revise to clarify, if true, that this is counsel`s conclusion.

Signatures, page 60
38. Please amend your filing to include your controller/principal accounting officer`s signature. If your CFO is your principal accounting officer, please add a disclosure identifying him as the principal accounting officer.
Part II
Item 25.  Other Expenses of Issuance and Distribution
39. Please complete this section with estimates of all of the expenses in your next amendment. You should be able to determine substantially all of this information at this time.

Item 28. Undertakings
40. Please remove the paragraph that begins "Provided however, that the paragraph (a) (1) and (2) do not apply..." or advise.

Consolidated Financial Statements, December 31, 2004 and December
31,
2003, page F-2

General

41. It appears that you reflected common stock at December 31,
2003
on the balance sheet pre-reverse split. In addition, it appears that you presented common stock transactions on the statements of stockholders` equity pre-reverse split up to the declaration of the reverse split. Tell us why you elected to show common stock pre-reverse split and the consideration you gave to retroactively reflection in earlier balance sheets and statements of stockholders` equity presented.

Note 1.  Organization and Significant Accounting Policies, page F-
9

Oil and Gas Producing Activities, page F-9

42. Tell us why it was appropriate to recognize gains and losses on the sale of oil and gas properties in 2004 and 2003. Under the full cost method of accounting, no gains or losses are recognized on the sale of oil and gas properties, except in cases involving a significant alteration of oil and gas attributable to a cost center.
See Rule 4-10(c)(6)(i) of Regulation S-X.

Concentration of Credit Risk and Major Customers, page F-12

43. We note that you received 100% of revenues from three customers for the years ended December 31, 2004 and 2003. If revenues from transactions with a single external customer amount to 10% or more of your revenues, disclose that fact and the total amount of revenues from each such customer in accordance with paragraph 39 of FAS 131.

New Accounting Pronouncements, page F-13

44. We note that the adoption of SFAS No. 123R is expected to have a material impact on the Company`s financial statements. Please disclose the potential impact of other significant matters that the registrant believes might result from the adoption of the standard.
See SAB Topic 11:M.

Note 11.  Stockholders` Equity, page F-21

45. We note that you granted stock warrants in exchange for goods and services. Tell us how you considered paragraph 8-10 of FAS 123 when valuing these warrants.

46. In your proforma disclosure for the impact of the fair value method for all stock awards, please break out the stock-based employee compensation cost, net of tax related effects, included in the determination of net income as reported, as well as the stock-based employee compensation cost, net of tax-related effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards. See paragraph 45.b. and 45.c. of FAS 123.

47. We note you issued 3,694,000 shares of common stock during
2003
in conjunction with the exercise of stock options. We note no discussion of a stock option plan, nor do we note any of the disclosure requirements of FAS 123 for a stock option plan. Please revise your disclosure to include all of the requirements of paragraphs 45-48 of FAS 123, or advise us otherwise.

48. For all stock option and warrant issuances, please disclose the following:

* For the most recent fiscal year to the latest practicable date, a listing of options or other equity instruments granted to employees that indicates the date of grant/issuance, the exercise/purchase price and the amount of deferred compensation recorded on each grant/issuance.
* For each period, the fair value of the common stock and the intrinsic value, if any, per option or warrant.

Note 12.  Related Party Transactions, page F-26

49. Please tell us your basis in GAAP for the shares returned at fair market value of the common stock less a 20% discount.

Exhibits
50. Please file your legal opinion in a timely manner so that we may review it before you request that your registration statement become effective.
51. Please file the loan documents for Mr. Simmons.
52. Also, please file any agreements with Maverick Drilling
Company
and with Southwest Oil and Gas Management.

Exhibit 99.1

McCartney Engineering
Reserve Report as of December 31, 2004
Conoco-Gruman 18 #1 Well
53. As this well accounted for 76% of your proved oil reserves as of
December 31, 2004, you should reevaluate the well due to the unanticipated drop in production in recent months. The revised primary developed producing reserves should be disclosed.
54. Please provide to us the basis for the proved undeveloped waterflood reserves for the Conoco-Gruman 18 #1 well. Under SEC rules, waterflood reserves may only be called proved when there has been actual response from an actual injection project or the property in question is a clear analogy to a near-by successful waterflood project.
55. We do not understand the gas price used in the reserve analysis for the Conoco-Gruman 18 #1 well in North Dakota. The evaluator used a price of $15.50 per Mcf which was based on the LPG content of approximately 6.86 gallons per Mcf at a price of $0.777 per gallon of
LPG and a gas price of $5.84 per Mcf. This would imply that the actual price is $11.17 per Mcf before shrinkage. Please tell us the reason for using $15.50 per Mcf of gas.
56. The reserve report indicates that the secondary recovery project will be installed in 2005. Please tell us the status of that project.




Exhibit 99.3
Ryder Scott Company
Reserve Report as of December 31, 2004
57. Please provide the technical justification for the proved undeveloped reserves of 1,164 MMCF in the Southwest Garwood Field in
Colorado Texas. Please address such issues as offset evidence, drainage area, recovery factor and decline projections.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Irving, Staff Accountant at (202) 551-3321 or Mike Moran, Accounting Branch Chief at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at
(202) 551-3342 or me at (202) 551-3720 with any other questions.




      					Sincerely,



      					H. Christopher Owings
      Assistant Director



cc: 	Robert D. Axelrod
      Via Fax (713) 552-0202

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Richard D. Dole
Petrosearch Energy Corporation
July 6, 2005
Page 1